Filed by National Golf Properties, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                 Subject Company: National Golf Properties, Inc.
                                                   Commission File No. 001-12246

On or about April 4, 2002, National Golf Properties, Inc. disseminated the following materials.


The following materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which National Golf Properties, Inc. ("National Golf") expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the various businesses will not be integrated successfully; costs related to the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting National Golf's and American Golf Corporation's businesses generally, including those contained in National Golf's reports with the SEC. National Golf is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


In connection with the proposed transaction, National Golf and the new corporation will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by National Golf with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from National Golf by calling National Golf at (310) 664-4100, and through National Golf's web site at www.nationalgolfproperties.com. National Golf and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of National Golf's stockholders in connection with the proposed transaction as set forth in National Golf's proxy statement for its 2001 annual meeting, dated April 16, 2001 and filed with the SEC on April 16, 2001. Additional information will be set forth in the proxy statement/prospectus when it is filed with the SEC.

[NATIONAL GOLF PROPERTIES LOGO]                             [AMERICAN GOLF LOGO]



TO :        ALL NATIONAL GOLF AND AMERICAN GOLF CO-WORKERS

FROM :      DAVID PRICE AND SKIP PAUL

SUBJECT:    MERGER OF NATIONAL GOLF AND AMERICAN GOLF
--------------------------------------------------------------------------------


We are pleased to inform you that on Monday morning we announced that National Golf and American Golf have signed a definitive merger and reorganization agreement that will make our combined company the single largest golf course owner and operator worldwide. The formal press release announcing the merger is attached.

After carefully considering the options available to us with our colleagues on the Independent Committee, we are confident that this transaction offers the best possible outcome for our many stakeholders - co-workers, shareholders, customers, landlords, vendors and others. Combining our leading portfolio of properties with our expertise in operations management, sales and marketing will provide a great platform for new opportunities and allow us to better serve our members and guests. It will also provide you, our dedicated co-workers, with a secure, dynamic and rewarding work experience. It is because of your loyalty, commitment and hard work that this transition has become possible, and for that we are truly grateful. We commend each of you for your personal sacrifices and contributions. We are optimistic about our future prospects and appreciate your continued efforts and focus on achieving our business plan objectives in 2002.

We are still working through the financial arrangements that will allow us to begin transforming ourselves into a unified public company. Once we complete these arrangements, we will be well on our way to solving many of the financial challenges we've faced over the past couple of months, and should have the financial flexibility we need to unlock the full value of our properties. We will also be well positioned to take advantage of the exciting new opportunities that are being created by the continued consolidation in our industry.

We also want to let you know that after many years of outstanding service to American Golf, Joe Guerra will be leaving AGC to pursue other interests. Joe's dedication, hard work and commitment were invaluable, and helped develop AGC into the organization it is today. Joe will be greatly missed. We are fortunate to have an experienced and dynamic leader in Dave Pillsbury, who will continue to lead in his role as President of American Golf. We know you all share our high regard for Dave and that you will give him your uncompromising support.

Today's announcement and the subsequent reorganization make it more important than ever that we all carry out our day-to-day duties with great pride, energy and professionalism. We urge you to stay focused on the task at hand - providing unsurpassed service to our members and guests. Don't be distracted by the inevitable rumors and press clippings. We will keep you informed of the facts as they develop and in the months ahead, we will provide you with regular updates on our progress. We expect to complete this transaction by the end of the third quarter of 2002. Thank you again for you efforts and hard work. We look forward to working together with all of you to make this newest step in our evolution as enjoyable, rewarding and productive as possible.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
This letter contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which National Golf expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the various businesses will not be integrated successfully; costs related to the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting National Golf's and American Golf's businesses generally, including those contained in National Golf's reports with the SEC. National Golf is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION
In connection with the proposed transaction, National Golf and the new corporation will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by National Golf with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from National Golf by calling National Golf at (310) 664-4100, and through National Golf's web site at www.nationalgolfproperties.com. National Golf and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of National Golf's stockholders in connection with the proposed transaction is set forth in National Golf's proxy statement for its 2001 annual meeting, dated April 16, 2001 and filed with the SEC on April 16, 2001. Additional information will be set forth in the proxy statement/prospectus when it is filed with the SEC.

[NATIONAL GOLF PROPERITES LOGO]                             [AMERICAN GOLF LOGO]



 NATIONAL GOLF PROPERTIES, INC. AND AMERICAN GOLF CORPORATION SIGN MERGER AND
                            REORGANIZATION AGREEMENT

    NATIONAL GOLF ENTERS INTO FORBEARANCE AGREEMENT WITH LENDERS TO EXTEND
                                    MATURITY

  NEW CORPORATE STRUCTURE WOULD SIGNIFICANTLY ENHANCE FINANCIAL FLEXIBILITY
                               OF COMBINED COMPANY

   NEWLY FORMED HOLDING COMPANY WOULD BE LARGEST OWNER AND OPERATOR OF GOLF
                                COURSES WORLDWIDE

Santa Monica, Calif., April 1, 2002 - National Golf Properties, Inc. ("National Golf") (NYSE:TEE) today announced that its board of directors has approved a definitive merger agreement with its primary tenant, American Golf Corporation ("American Golf") and certain of American Golf's affiliates, including Golf Enterprises, Inc. and European Golf, LLC.

Under the terms of the agreement, National Golf and American Golf and its designated affiliates will become subsidiaries of a newly-formed corporation, incorporated in Delaware, to be named at a later date. All issued and outstanding shares of National Golf will be converted tax-free on a one-for-one basis into an equal number of shares of common stock in the new company. In addition, all common limited partnership interests in National Golf Operating Partnership, L.P. (other than those held by affiliates that will be owned by the new company) will be converted on a one-for-one basis into an equal number of shares of common stock in the new company. Upon consummation of the merger, National Golf will no longer be a real estate investment trust. In full, there are currently 20.5 million outstanding National Golf shares and common units that will be converted, representing a total of 20.5 million votes in the newly combined company.

Shareholders of American Golf and its affiliates will receive total consideration of up to 100,000 shares of Class C preferred stock in the new company, 156,005 shares of common stock in the new company (which is equivalent to 156,005 common limited partnership units in National Golf Operating Partnership, L.P. currently held by entities controlled by David Price that are being contributed to the new company) and $10,000 cash. Each of the shares of Class C preferred stock may be converted at any time within seven years into a number of shares of common stock in the new company equal to 22.8 multiplied by the current market price of the common stock minus $15.00, then divided by the current market price. This Class C preferred stock carries no dividend, has no put rights, represents a total of 230,000 votes, has a liquidation preference of $1 million and may, at the new company's option, be redeemed for $1 million at any time after the twentieth anniversary of the closing of the transaction.

                                     -more-

After the merger is completed, current National Golf shareholders and National Golf Operating Partnership, L.P. common unit holders together will own 100 percent of the new company's common shares.

The new company will achieve a $6 million benefit due to the cancellation of net debt owed to David Price and his related entities.

As of December 31, 2001, American Golf and its related entities had unaffiliated third-party debt of $126 million. National Golf had unaffiliated third-party debt of $484 million and cash on hand in the amount of $63 million at year-end 2001. Upon consummation of the transaction, each company and its related entities would remain subject to their debt obligations unless such debt obligations are refinanced.

The transaction is subject to approval by National Golf shareholders, lenders to National Golf and American Golf and common and preferred unit holders of National Golf Operating Partnership, L.P., as well as customary regulatory approvals and certain other conditions described in the merger agreement. The companies currently anticipate that the transaction will close by the end of the third quarter of 2002. In the event that the transaction is not completed or is materially delayed, there may be serious adverse consequences on the financial condition and operations of both National Golf and American Golf. There can be no assurance as to whether or when these conditions will be satisfied.

Charles S. Paul, chairman of the Independent Committee and interim chief executive officer of National Golf, stated, "The Independent Committee has evaluated the alternatives available to us, and we have concluded that a merger with American Golf is in the best interests of all our stakeholders. This transaction aligns the interests of shareholders and puts the assets of the combined company under a unified management structure with common goals and a focused execution strategy. We are working closely with the lenders of both National Golf and American Golf to extend our near-term debt maturities. As the next step in this process, we are pursuing new debt and equity financing."

David G. Price, founder of National Golf and American Golf, stated, "Through today's transaction, I have invested the Price-related assets of American Golf into National Golf. This firmly aligns my interests with those of National Golf shareholders, positioning the combined company for future growth and success. I look forward to working with the Independent Committee to help ensure a smooth and productive transition and merger."

Upon the signing of the merger agreement, American Golf and its affiliates became bound by certain covenants that allow the Independent Committee of National Golf oversight into the day-to-day operations at American Golf. In addition, the independent directors will be responsible for the integration of the companies during the transition period, the negotiation and approval of a new equity investment, and determination of the management of the new company.



                                     -more-

The board of directors of the new company will be comprised of the five members who currently sit on the board of National Golf and will include David Price. The majority of the board is and will continue to be independent. It is possible that the board of directors will be modified as part of discussions with new equity investors.

Upon completion of the merger, the new company will become the largest owner and operator of golf courses worldwide with a portfolio of over 300 public, private and resort courses in the United States, the United Kingdom, Japan and Australia. The companies today:

    o Operate 246 properties in the United States, with a strong presence in Southern California and other highly desirable golf markets including the San Francisco Bay area, New York City, Atlanta, Hilton Head Island, Chicago and Las Vegas;
    o Operate 27 properties in the United Kingdom, Japan and Australia;
    o Own 124 of the above-mentioned properties;
    o Have over 50,000 members at 78 private country clubs;
    o Have nearly 100,000 active paid members of a golf frequency reward program offered at more than 150 of the new company's public courses;
    o Have over 20,000 employees; and
    o Have combined revenues in excess of $700 million.

The Independent Committee's plan undertakes to strengthen the company's balance sheet while also stabilizing and enhancing the value of the new company's leading property portfolio through selective investments, the continuation of a strategic acquisition and divestiture program and the roll-out of new membership products and services. The Independent Committee believes this transaction would enhance value for shareholders while further reducing debt.

On March 29, 2002, National Golf entered into an agreement with certain of its lenders on account of defaults under its $300,000,000 unsecured credit facility, extending the term of the existing forbearance agreement with these lenders until April 30, 2002 and extending the maturity of the revolver portion of the facility from March 29, 2002 until April 30, 2002.

National Golf noted that American Golf has paid in full its rent obligations for March 2002 and has paid year-to-date approximately one-half of its rent obligations. With the approach of the high demand season, the company expects American Golf to be current with its rent obligations on a monthly basis going forward.

ADVISORS
Lazard served as investment banker to the Independent Committee and Wachtell, Lipton, Rosen & Katz served as legal advisors.




                                     -more-

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which National Golf expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the various businesses will not be integrated successfully; costs related to the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting National Golf's and American Golf's businesses generally, including those contained in National Golf's reports with the SEC. National Golf is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION
In connection with the proposed transaction, National Golf and the new corporation will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by National Golf with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from National Golf by calling National Golf at (310) 664-4100, and through National Golf's web site at www.nationalgolfproperties.com. National Golf and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of National Golf's stockholders in connection with the proposed transaction is set forth in National Golf's proxy statement for its 2001 annual meeting, dated April 16, 2001 and filed with the SEC on April 16, 2001. Additional information will be set forth in the proxy statement/prospectus when it is filed with the SEC.

ABOUT NATIONAL GOLF PROPERTIES, INC.
National Golf Properties is the largest publicly traded company in the United States specializing in the ownership of golf course properties with 131 golf courses geographically diversified among 22 states.

                                     -more-

ABOUT AMERICAN GOLF CORPORATION
American Golf is the largest operator of golf facilities in the world. The company (including its affiliates) employs over 20,000 men and women and operates more than 300 private, resort and daily fee golf courses and practice centers in the United States, United Kingdom, Australia and Japan.

                                    # # #




NATIONAL GOLF PROPERTIES, INC CONTACTS:

Andy Brimmer / Eden Abrahams
Joele Frank, Wilkinson Brimmer Katcher
Tel: (212) 355-4449

[NATIONAL GOLF PROPERTIES LOGO]                             [AMERICAN GOLF LOGO]


                              TRANSACTION OVERVIEW

--------------------------------------------------------------------------------
COMBINED    |  o  Largest owner and operator of golf courses worldwide
COMPANIES   |  o  A combined portfolio of over 300 public, private and resort
TODAY AT A  |     courses in the United States, the United Kingdom, Japan and
GLANCE:     |     Australia
            |  o  Operator of 246 properties in the United States, with a strong
            |     presence in Southern California and other highly desirable
            |     golf markets including the San Francisco Bay area, New York
            |     City, Atlanta, Hilton Head Island, Chicago and Las Vegas
            |  o  Operator of 27 properties in the United Kingdom, Japan and
            |     Australia
            |  o  Owner of 124 of the above-mentioned properties
            |  o  Over 50,000 members at 78 private country clubs
            |  o  Nearly 100,000 active paid members of a golf frequency reward
            |     program offered at more than 150 of the new company's public
            |     courses
            |  o  Over 20,000 employees
            |  o  Combined revenues in excess of $700 million
            |  o  Cash on hand in excess of $63 million (at 12/31/01)
--------------------------------------------------------------------------------
TRANSACTION |  o  Common, aligned shareholder interests
BENEFITS:   |  o  Unified management structure with common goals and a
            |     focused execution strategy
            |  o  Single independent board
            |  o  Enhanced financial flexibility
            |  o  Leading property portfolio of public, private and resort
            |     courses
--------------------------------------------------------------------------------
TERMS:      |  o  National Golf and American Golf and certain of its affiliates
            |     will become subsidiaries of a new corporation, based in
            |     Delaware, to be named at a later date
            |  o  National Golf shares will be converted tax-free on a
            |     one-for-one basis into an equal number of shares of the new
            |     company's common stock
            |  o  National Golf Operating Partnership, L.P. common limited
            |     partnership interests (other than those held by affiliates
            |     that will be owned by the new company) will be converted on a
            |     one-for-one basis into an equal number of shares of the new
            |     company's common stock
            |  o  Current outstanding National Golf shares and common units will
            |     be converted to represent a total of 20.5 million votes in the
            |     newly combined company
            |  o  Shareholders of American Golf and its affiliates will receive
            |     total consideration of up to 100,000 shares of Class C
            |     preferred stock in the new company, 156,005 shares of common
            |     stock in the new company (which is equivalent to 156,005
            |     common limited partnership units in National Golf Operating
            |     Partnership, L.P. currently held by entities controlled by
            |     David Price that are being contributed to the new company) and
            |     $10,000 cash
            |      - Each of the shares of Class C preferred stock may be
            |        converted at any time within seven years into a number of
            |        the new company's common stock equal to 22.8 multiplied by
            |        the current market price of the common stock minus $15,
            |        then divided by the current market price
            |      - The Class C preferred stock carries no dividend, has no put
            |        rights, represents a total of 230,000 votes, has a
            |        liquidation preference of $1 million and may be redeemed at
            |        the new company's option for $1 million at any time after
            |        the 20th anniversary of the closing of the transaction
            |  o  The new company will achieve a $6 million benefit due to the
            |     cancellation of net debt owed to David Price and his related
            |     entities
            |  o  Upon closing, each company and its affiliates would remain
            |     subject to their debt obligations unless such debt obligations
            |     are refinanced
            |
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TERMS       |  o  After the merger is completed, current National Golf
(CONT'D):   |     shareholders and National Golf Operating Partnership, L.P.
            |     common unit holders together will own 100% of the new
            |     company's common shares
            |  o  Upon consummation of the merger, National Golf will no longer
            |     be a real estate investment trust
--------------------------------------------------------------------------------
COVENANTS:  |  o  Upon the signing of the merger agreement, American Golf and
            |     its affiliates will be bound by certain covenants that allow
            |     the Independent Committee of National Golf oversight into the
            |     day-to-day operations at American Golf
--------------------------------------------------------------------------------
BOARD &     |  o  The board of directors of the new company will be comprised of
MANAGEMENT: |     the five members who currently sit on the board of National
            |     Golf and will include David Price
            |  o  The majority of the board is and will continue to be
            |     independent
            |  o  The independent directors will be responsible for integration,
            |     negotiation and approval of a new equity investment and
            |     determination of the management of the new company
            |  o  It is possible that the board of directors will be modified as
            |     part of discussions with new equity investors
--------------------------------------------------------------------------------
APPROVAL    |  o  Approval by shareholders of National Golf
PROCESS:    |  o  Approval by lenders to National Golf and American Golf and
            |     common and preferred unit holders of National Golf Operating
            |     Partnership, L.P.
            |  o  Customary regulatory and other approvals
            |  o  Transaction is expected to close by the end of the third
            |     quarter of 2002
--------------------------------------------------------------------------------